Exhibit 99.1

Interim Financial Statements

For the period ended
June 30, 2010

Balance Sheets
Unaudited

(amounts in thousands of Canadian dollars)	As at June 30, 2010	As at December 31, 2009

ASSETS
Current
Cash and cash equivalents	$116,764	$357,723
Accounts receivable and deposits (note 3)	33,873	15,308
Inventory	10,849	8,496
	161,486	381,527

Property, plant and equipment	3,468,361	3,442,496
	$3,629,847	$3,824,023
LIABILITIES
Current
Accounts payable and accrued liabilities	$66,051	$79,135
Hedging instruments (note 8b)	83,194	134,099
	149,245	213,234

Long-term debt (note 4)	2,344,362	2,272,992
Obligation under capital lease (note 10)	20,427	20,616
Asset retirement obligation (note 5)	6,427	6,189
	2,520,461	2,513,031

SHAREHOLDERS’ EQUITY (note 6)
Capital stock	1,992,394	1,992,394
Contributed surplus	33,309	32,432
Deficit	(916,317)	(713,834)
	1,109,386	1,310,992
	$3,629,847	$3,824,023

See accompanying notes to the financial statements

         OPTI CANADA INC. – 2 – 2010 Q2 INTERIM REPORT

Statements of Loss, Comprehensive Loss and Deficit
Unaudited

	Three months ended June 30,		Six months ended June 30,
(amounts in thousands of Canadian dollars, except per share amounts)	2010	2009	2010	2009

Revenue
Petroleum sales	$59,833	$33,474	$109,612	$60,971
Power sales	2,580	569	4,623	2,209
Royalties	(1,738)	(415)	(3,183)	(549)
	60,675	33,628	111,052	62,631
Expenses
Operating expense	52,931	38,365	105,170	66,737
Diluent and feedstock purchases	15,070	20,345	38,633	49,474
Transportation	4,344	2,816	8,109	6,165
Interest, net	49,026	42,266	98,418	60,952
General and administrative	3,129	6,726	6,966	12,505
Financing charges	1,100	1,470	1,100	1,470
Realized loss/(gain) on hedging instruments	47,860	(11,252)	51,650	(35,322)
Foreign exchange loss/(gain)	103,458	(170,587)	31,485	(95,596)
Unrealized (gain)/loss on hedging instruments	(77,285)	137,260	(50,905)	115,490
Depletion, depreciation and accretion	13,382	6,414	22,909	10,618
Loss on disposal of assets	-	773	-	1,637
	213,015	74,596	313,535	194,130

Loss before taxes	(152,340)	(40,968)	(202,483)	(131,499)

Income taxes
Future tax recovery (note 7)	-	(32,218)	-	(25,302)

Net loss and comprehensive loss	(152,340)	(8,750)	(202,483)	(106,197)

Deficit – beginning of period	(763,977)	(505,126)	(713,834)	(407,678)

Deficit – end of period	$(916,317)	$(513,876)	$(916,317)	$(513,876)

Loss per share, basic and diluted	$(0.54)	$(0.04)	$(0.72)	$(0.54)

See accompanying notes to the financial statements

         OPTI CANADA INC. – 3 – 2010 Q2 INTERIM REPORT

Statement of Cash Flows
Unaudited

	Three months ended June 30		Six months ended June 30
(amounts in thousands of Canadian dollars)	2010	2009	2010	2009

Cash provided by (used in):
Operating activities
Net loss	$(152,340)	$(8,750)	$(202,483)	$(106,197)
Items not affecting cash
Depletion, depreciation and accretion	13,382	6,414	22,909	10,618
Stock-based compensation expense	433	(308)	877	174
Loss on disposal of assets	-	773	-	1,637
Non-cash interest expense	969	-	1,917	-
Unrealized (gain)/loss on hedging instruments	(77,285)	137,260	(50,905)	115,490
Commodity hedge expense	-	2,536	-	5,330
Foreign exchange loss/(gain)	103,458	(163,527)	31,485	(90,252)
Future tax recovery	-	(32,218)	-	(25,302)
	(111,383)	(57,820)	(196,200)	(88,502)
Net change in non-cash working capital	(56,278)	(18,582)	(14,696)	(23,631)
	(167,661)	(76,402)	(210,896)	(112,133)
Financing activities
Increase/(repayments) of debt	40,000	235,000	40,000	(310,000)
Proceeds from share issuances	-	360	-	360
Decrease in principal portion of capital lease obligation	(96)	(84)	(189)	(165)
Net change in non-cash working capital	(2,324)	(134)	(10,276)	(14,001)
	37,580	235,142	29,535	(323,806)
Investing activities
Property, plant and equipment additions	(18,369)	(21,893)	(48,536)	(107,644)
Sale of assets	-	-	-	723,754
Increase/(decrease) in prepaid capital account	-	27,953	-	(191)
Net change in non-cash working capital	(9,871)	(63,047)	(8,354)	(78,734)
	(28,240)	(56,987)	(56,890)	537,185
Foreign exchange gain/(loss) on cash and cash
equivalents held in foreign currency	3,278	(7,062)	(2,708)	(5,402)

(Decrease)/increase in cash	(155,043)	94,691	(240,959)	95,844

Cash and cash equivalents – beginning of period	271,807	218,298	357,723	217,145
Cash and cash equivalents – end of period	$116,764	$312,989	$116,764	$312,989

See accompanying notes to the financial statements

         OPTI CANADA INC. – 4 – 2010 Q2 INTERIM REPORT

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a publicly traded Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest effective January 1, 2009.

2.	ACCOUNTING POLICIES
The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2009. These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to presentation in the financial statements.

3.	ACCOUNTS RECEIVABLE AND DEPOSITS
	June 30, 2010	December 31, 2009
Accounts receivable (i)	$16,083	$11,586
Deposits (ii)	17,790	3,722
Total accounts receivable and deposits	$33,873	$15,308

(i)Accounts receivable
Accounts receivable consist of trade receivables.

(ii)Deposits
OPTI has a deposit with Nexen of $11 million (2009: nil) to fund the estimated monthly operating and capital expenditures of the Project. The remaining amounts consist of prepaid insurance and property taxes.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 5– 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

4.	DEBT FACILITIES
OPTI’s debt consists of the following:
	June 30, 2010	December 31, 2009
Senior Notes (a)	$2,304,362	$2,272,992
Long-term revolving credit facility (b)	40,000	-
Total long-term debt	$2,344,362	$2,272,992

a)	Senior Notes
OPTI has US$425 million of First Lien Notes which bear interest at a fixed 9.0 percent and mature on December 15, 2012.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2010, OPTI may redeem all or part of the notes at a redemption price equal to between 106 percent and 102 percent of the principal amount, plus accrued interest.  At any time after December 31, 2010, OPTI may redeem all or a part of the notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. This redemption price declines over time and the notes can be redeemed at par subsequent to June 15, 2012.  The amortized cost at June 30, 2010 was $441 million.

OPTI has US$1,000 million Secured Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2010, OPTI may redeem all or part of the notes at a redemption price equal between 106 percent and 104 percent of the principal amount, plus accrued interest.  This redemption price declines over time and the notes can be redeemed at par subsequent to June 15, 2012.

OPTI also has US$750 million Secured Notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Secured Notes described above.

b)	Long-term revolving credit facility
OPTI has a $190 million long-term revolving credit facility.  This facility matures on December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility bears interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees.  During 2010 the weighted average interest rate on borrowings under this facility is 7 percent (2009 – 5.8 percent). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings.  At June 30, 2010, there was $40 million outstanding under this facility (December 31, 2009 - nil).

See note 9 for discussion of the financial maintenance covenant.

5.	ASSET RETIREMENT OBLIGATION
OPTI’s obligations with respect to asset retirement relate to reclamation of wells, sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an weighted average credit adjusted risk free  rate of 11.5 percent (2009 – 11.5 percent) and estimated inflation of 3.0 percent (2009 – 3.0 percent) annually.  The total undiscounted future obligation is $114 million (2009 - $114 million).

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 6 – 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

6.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

	Number of shares (thousands)	Amount
Common shares - December 31, 2009, and June 30, 2010	281,750	$1,992,394

c)    Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  OPTI’s current outstanding options vest over a three or five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is 11 million. Options outstanding expire at various dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2009	5,152	$6.90
Expired	(2,443)	9.39
Balance March 31, 2010	2,709	$4.65
Issued	145	1.96
Expired	(78)	6.48
Balance June 30, 2010	2,776	$4.46

d)     Contributed surplus
The following outlines changes in contributed surplus:

Balance December 31, 2009	$32,432
Expensed stock-based compensation	444
Balance March 31, 2010	32,876
Expensed stock-based compensation	433
Balance June 30, 2010	$33,309

7.	FUTURE INCOME TAXES
Where unfavourable evidence exists, which in our case is primarily historical net field operating losses, additional considerations and evidence for recognition of future tax assets is required.  We have applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from our independent engineers, does not sufficiently outweigh negative factors, such as our net field operating loss in 2010, 2009 and 2008.  As a result, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets. Therefore we continue to recognize a valuation allowance for the full amount of our future tax assets.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 7– 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

8.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair values

OPTI’s financial instruments include cash and cash equivalents, accounts receivable, hedging instruments, long-term debt and accounts payable and accrued liabilities. Cash and cash equivalents are classified as Level 2 for purposes of measuring fair value.  Accounts receivable are all current and less than 30 days outstanding and primarily from one customer.  Due to the short-term nature of the Cash and cash equivalents and Accounts receivable, the carrying values approximate the fair values. The hedging instruments are considered to be held-for-trading and are recorded at fair value (level 2).  OPTI’s Senior Notes and the revolving credit facility are recorded at amortized cost. At June 30, 2010, the estimated fair value of the First Lien Notes is US$429 million (CDN$456 million) and the estimated fair value of the Secured Notes is US$1,524 million (CDN$1,622 million). The carrying value of the revolving credit facility approximates its fair value due to the variable rate, first priority security position and short-term duration of instruments outstanding under the facility.  At June 30, 2010 there was $40 million borrowed under the facility.

The following table shows the expected maturity of our financial liabilities at June 30, 2010.

In $ millions	Total	2010	2011 – 2012	2013 – 2014	Thereafter
Accounts payable and accrued liabilities(1)	$59	$59	$-	$-	$-
Hedging instruments – foreign exchange contracts (note 8b)	76	76	-	-	-
Hedging instruments – commodity contracts (note 8b)	7	7	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,315	-	452	1,863	-
Long-term debt (Senior Notes - interest)(3)	780	96	383	301	-
Revolving credit facility (4)	40	-	40	-	-
Operating leases and other	70	5	21	16	28
Capital leases(5)	66	2	6	6	52
Total	$3,413	$245	$902	$2,186	$80

(1) Excludes accrued interest expense related to the Senior Notes.
(2) Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.06 to US$1.00 at June 30, 2010.
(3) Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.06 to US$1.00 at June 30, 2010.
(4) At June 30, 2010, $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  Such amounts are not material relative to our other commitments.
(5) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 8– 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
b)	Hedging Instruments

	June 30, 2010	December 31, 2009
Foreign exchange hedging instruments (level 2) (i)	$75,718	$114,650
Commodity hedging instruments (level 2) (ii)	7,476	19,449
Total current hedge liability	$83,194	$134,099

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Foreign exchange hedging instruments (level 2) (i)	$67,296	$(81,950)	$38,932	$(45,390)
Commodity hedging instruments (level 2) (ii)	9,989	(55,310)	11,973	(70,100)
Unrealized gain/(loss) on hedging instruments	$77,285	$(137,260)	$50,905	$(115,490)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Foreign exchange hedging instruments (level 2) (i)	$(44,283)	$-	$(44,283)	$-
Commodity hedging instruments (level 2) (ii)	(3,577)	11,252	(7,367)	35,322
Realized gain/(loss) on hedging instruments	$(47,860)	$11,252	$(51,650)	$35,322

(i)	Foreign exchange hedging instruments
OPTI has foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

During the quarter, $75 million of foreign exchange hedging instruments were extended to maturity date of December 31, 2010 at a new notional rate of CDN$1.20 to US$1.00. Additionally, $255 million of the instruments were settled at rates of US$1.17 to CDN$1.00 by a payment of $44 million. The remaining US$620 million of the forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.19 to US$1.00 with an expiry in December 2010.

(ii)	Commodity hedging instruments
OPTI has West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at prices between US$64 and US$67 per barrel of crude oil through December 31, 2010.  OPTI’s commodity hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

Valuations for Level 2 financial instruments have inputs other than quoted prices that are observable for the asset or liability either directly or indirectly. There were no transfers between levels of the fair value hierarchy in the second quarter of 2010.

c)	Risk management

OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments – Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the second quarter 2010 MD&A under the heading “Financial Instruments”.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 9– 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

9.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. OPTI has a financial maintenance covenant in its revolving credit facility.

OPTI is presently in compliance with the financial maintenance covenant in its revolving credit facility. Measurement of the debt to capitalization ratio for this purpose is defined in the revolving credit facility agreement.

Financial covenant	Maximum	Calculated ratio at
		June 30, 2010	December 31, 2009
Debt to Capitalization (1)	70%	60%	58%

 (1) "Debt to Capitalization,” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.

10.	COMMITMENTS
Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a remaining term of 23 years and an option for renewal of five additional years. The interest rate implicit in the lease is 14 percent.

Capital lease payments on this agreement for the next five years and thereafter are as follows:

2010	$1,629
2011	3,251
2012	3,019
2013	2,903
2014	2,903
Thereafter	52,739
Total including interest	66,444
Less imputed interest	(46,017)
Capital lease obligation	$20,427

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2014.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, to the Long Lake site.

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2010	$5,356
2011	10,304
2012	10,536
2013	10,623
2014	5,460
Thereafter	27,577
Total	$69,857

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 10 – 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended June 30, 2010

11.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cash interest received	$100	$423	$213	$667
Cash interest paid	96,815	84,153	97,198	84,761
Non-cash changes to property, plant and equipment	-	(7,942)	-	(19,391)
Non-cash changes to inventory	-	7,032	-	7,032

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Change in non-cash working capital
Accounts receivable and deposits	$(7,223)	$464	$(18,567)	$1,739
Accounts payable and accrued liabilities	(60,184)	(1,880)	(12,406)	(1,880)
Inventory	(1,066)	(80,347)	(2,353)	(116,225)
Net change in non-cash working capital	$(68,473)	$(81,763)	$(33,326)	$(116,366)

Operating activities	$(56,278)	$(18,582)	$(14,696)	$(23,631)
Financing activities	(2,324)	(134)	(10,276)	(14,001)
Investing activities	(9,871)	(63,047)	(8,354)	(78,734)
Net change in non-cash working capital	$(68,473)	$(81,763)	$(33,326)	$(116,366)

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 11 – 2010 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED